UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October 2023
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On June 22, 2023, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) held the Annual General Meeting of Shareholders. The related materials are furnished herewith as Exhibit 99.1 to 99.7 and are incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	October 31, 2023

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Notice 2023 AGM QIAGEN N.V.
99.2	Proxy Statement 2023
99.3	Beneficial Shareholder Attendance Form 2023
99.4	Registered Shareholder Attendance Form 2023
99.5	Proxy Card for 2023 Annual General Meeting of Shareholders
99.6	2023 QIAGEN AGM Voting Results
99.7	2022 IFRS Annual Report